Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

GE/Synchrony Exchange Offer Retirement Savings Plan

General Electric Company is offering to exchange shares of Synchrony Financial common stock for shares of GE’s common stock, as described in the attached Prospectus. As a participant in the GE Retirement Savings Plan, you may exchange your GE Stock Fund Units in the RSP for Synchrony Stock Fund Units, on the terms and conditions described in the attached Notice, Profile and Election Form. As you review these materials, please keep the following in mind:

Participation is purely voluntary.

If you choose to participate:

MECHANICS	TIMING

The exchange offer is designed to provide approximately $107.53 of Synchrony common stock for each $100 of GE common stock, subject to an upper limit, as described in the Prospectus

If the upper limit is in effect, less than $107.53 of Synchrony stock may be provided for each $100 of GE stock, and it could be much less

Both the GE Stock Fund and the Synchrony Stock Fund have a relatively small cash component

If the exchange offer is oversubscribed and GE accepts fewer shares than those tendered, your election will be prorated

The exchange will be a tax-free transaction

The applicable election deadlines for RSP participants are different than for other shareowners to allow for administrative processing

You can change your election throughout RSP’s election period and can withdraw your election entirely for a brief period after the RSP’s election period ends

Your election will apply to your GE Stock Fund holdings as of the end of the RSP’s election period, no matter when you submit your election

Your RSP account will be restricted and you will not be able to perform certain transactions for a period of time

The Synchrony Stock Fund is expected to have a limited duration in RSP of approximately 12 months

This page does not contain all of the information that you will need to make a decision regarding whether to participate in the exchange offer through the RSP. Please review the Notice, Election Form, Profile, and Prospectus included in this package to fully understand the offer.

GE/Synchrony Exchange Offer Affiliate 401(k) Plans

General Electric Company is offering to exchange shares of Synchrony Financial common stock for shares of GE’s common stock, as described in the attached Prospectus. As a participant in a 401(k) plan sponsored by a GE Affiliate (“Affiliate 401(k) Plan”, “the Plan”), as delineated below, you may exchange your GE Stock Fund Units in the Plan for Synchrony Stock Fund Units, on the terms and conditions described in the attached Notice and Election Form. As you review these materials, please keep the following in mind:

Participation is purely voluntary.

If you choose to participate:

MECHANICS	TIMING

The exchange offer is designed to provide approximately $107.53 of Synchrony common stock for each $100 of GE common stock, subject to an upper limit, as described in the Prospectus

If the upper limit is in effect, less than $107.53 of Synchrony stock may be provided for each $100 of GE stock, and it could be much less

Both the GE Stock Fund and the Synchrony Stock Fund have a relatively small cash component

If the exchange offer is oversubscribed and GE accepts fewer shares than those tendered, your election will be prorated

The exchange will be a tax-free transaction

The applicable election deadlines for Plan participants are different than for other shareowners to allow for administrative processing

You can change your election throughout the Plan’s election period and can withdraw your election entirely for a brief period after the Plan’s election period ends

Your election will apply to your GE Stock Fund holdings as of the beginning of the Plan’s blackout periods, no matter when you submit your election

Your Plan account will be restricted and you will not be able to perform certain transactions for a period of time

The Synchrony Stock Fund is expected to have a limited duration in the Plan of approximately 12 months

AFFILIATE 401(K) PLAN	INFORMATION LINE
Middle River Aircraft Systems Hourly Savings Plan	1.888.706.9886
Middle River Aircraft Systems Salaried Savings Plan	1.888.706.9886
Elano Profit Sharing Plan	1.800.356.1068
ITI 401(k) Plan	1.877.496.4641
Advanced Services, Inc. Employee Savings and Retirement Plan	1.877.496.4641
Roper Employee Voluntary Stock Ownership Plan	1.800.356.1066
Asset Management Plan for Affiliated GE Companies	1.888.346.4712
GE Asset Maintenance Plan	1.800.318.4692

This page does not contain all of the information that you will need to make a decision regarding whether to participate in the exchange offer through the Plan. Please review the Notice, Election Form, and Prospectus included in this package to fully understand the offer.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.